

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2018

Darrell C. Sherman, Esq.
Executive Vice President and Chief Legal Officer
Taylor Morrison Home Corp
4900 N. Scottsdale Road
Suite 2000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corp**
> **Form S-4**
> **Filed July 13, 2018**
> **File No. 333-226164**

Dear Mr. C. Sherman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed July 13, 2018

Is the completion of the Merger subject to a financing condition?, page 10

1. We note disclosure of your debt commitment letter here and in Item 8.01 of your Form 8-K filed on June 7, 2018. Please expand your disclosure in the registration statement to provide a description of the material terms of your debt financing commitment letter with Citigroup Global Markets Inc., your financial advisor, including the interest rate, material financial covenants and commitment fees. Additionally, please file the debt financing commitment letter as an exhibit to this registration statement.

Unaudited Pro Forma Condense Combined Financial Statements , page 125

2.   We note that you have not included an adjustment for your income tax provision. Please expand your disclosure to disclose the income tax rate used and clarify how you determined the rate used.

3.   Please update your pro forma financial information to also include a condensed combined balance sheet as of June 30, 2018 and a condensed combined statement of operations for the six-months ended June 30, 2018. Refer to Rule 11-02(c) of Regulation S-X.

4.   We note that as of the date of your proxy statement, you have not completed your fair value measurements with respect to the AV Homes assets to be acquired and the AV Homes liabilities to be assumed. Please tell us when you will complete your fair value measurements and confirm that you will update your pro forma financial information in your next amendment, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction